1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 24, 2015

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Dear Ms. Churko:

This letter responds to comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Trust, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comments were provided in a telephone conversation on March 25, 2015. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

Comment 1: For each of iShares Russell Top 200 ETF, iShares Russell Top 200 Growth ETF and iShares Russell Top 200 Value ETF, Note 2 in the Notes to Financial Statements discloses that each Fund “received a payment from BTC to compensate for foregone securities lending revenue. The payment is reported in the statements of operations under ‘Payment from affiliate.’” Please explain what is meant by “foregone securities lending revenue.”

Response: In May 2013, the BlackRock Securities Lending team identified ten iShares funds that were inadvertently not included in the BlackRock securities lending program from the time of their inception. BlackRock reimbursed these funds for the amount of income the funds could have hypothetically earned if they had participated in securities lending from the time of their inception. The payments were disclosed in the Statements of Operations under “Payment from affiliate” and further disclosed in the notes to financial statements as payments to compensate for “forgone securities lending revenue.”

Comment 2: For iShares Core Total USD Bond Market ETF, in the Schedule of Investments, the Fund’s position in Boxer Parent Co. Inc. includes a footnote stating that the interest is a

“Payment-in-kind (PIK) security. Income may be paid in cash or additional securities at the issuer’s discretion.” Please confirm whether the Fund received any PIK income and, if so, please include in the Schedule of Investments a ratio (e.g., 10% Cash / 2% PIK). Should more than 5% of the Fund’s income be derived from PIK income, it should be disclosed in the Statement of Operations, as required by Regulation S-X § 6-07. If the Fund has PIK income, but it comprises less than 5% of the Fund’s income, then no disclosure is needed in the Statement of Operations, but such income should be disclosed in the Notes to Financial Statements.

Response: The Trust confirms that for the fiscal year ended October 31, 2014, the iShares Core Total USD Bond Market ETF did not receive PIK income. Guidance around presentation of PIK income has been noted for future reference.

Comment 3: For each of the Funds with a fiscal year end of March 31, July 31, August 31 or October 31, in the Statements of Operations, the line item “Securities lending income – affiliated” is presented net of fees, as indicated by Note 2 in the Notes to Financial Statements. Please add the word “net” to the line item to be more clear.

Response: The word “net” will be added to the identified Statement of Operations line item for all relevant iShares funds beginning with the March 31, 2015 fiscal year ends. The line item will appear as “Securities lending income – affiliated – net.”

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Jack Gee

Mary Miley

Kevin Ryken

Dervilla Lannon

APPENDIX A

iShares Trust Series Name	Fiscal Year End
iShares 2014 AMT-Free Muni Term ETF	March 31
iShares 2015 AMT-Free Muni Term ETF	March 31
iShares 2016 AMT-Free Muni Term ETF	March 31
iShares 2017 AMT-Free Muni Term ETF	March 31
iShares 2018 AMT-Free Muni Term ETF	March 31
iShares 2019 AMT-Free Muni Term ETF	March 31
iShares Asia 50 ETF	March 31
iShares Core S&P 500 ETF	March 31
iShares Core S&P Mid-Cap ETF	March 31
iShares Core S&P Small-Cap ETF	March 31
iShares Core S&P Total U.S. Stock Market ETF	March 31
iShares Core U.S. Growth ETF (formerly iShares Russell 3000 Growth ETF)	March 31
iShares Core U.S. Value ETF (formerly iShares Russell 3000 Value ETF)	March 31
iShares Emerging Markets Infrastructure ETF	March 31
iShares Europe ETF	March 31
iShares Global 100 ETF	March 31
iShares Global Clean Energy ETF	March 31
iShares Global Consumer Discretionary ETF	March 31
iShares Global Consumer Staples ETF	March 31
iShares Global Energy ETF	March 31
iShares Global Financials ETF	March 31
iShares Global Healthcare ETF	March 31
iShares Global Industrials ETF	March 31
iShares Global Infrastructure ETF	March 31
iShares Global Materials ETF	March 31
iShares Global Nuclear Energy ETF	March 31
iShares Global Tech ETF	March 31
iShares Global Telecom ETF	March 31
iShares Global Timber & Forestry ETF	March 31
iShares Global Utilities ETF	March 31
iShares India 50 ETF	March 31
iShares International Developed Property ETF	March 31
iShares International Preferred Stock ETF	March 31
iShares Japan Large-Cap ETF	March 31
iShares Latin America 40 ETF	March 31
iShares Micro-Cap ETF	March 31

iShares Nasdaq Biotechnology ETF	March 31
iShares Russell 1000 ETF	March 31
iShares Russell 1000 Growth ETF	March 31
iShares Russell 1000 Value ETF	March 31
iShares Russell 2000 ETF	March 31
iShares Russell 2000 Growth ETF	March 31
iShares Russell 2000 Value ETF	March 31
iShares Russell 3000 ETF	March 31
iShares Russell Mid-Cap ETF	March 31
iShares Russell Mid-Cap Growth ETF	March 31
iShares Russell Mid-Cap Value ETF	March 31
iShares Russell Top 200 ETF	March 31
iShares Russell Top 200 Growth ETF	March 31
iShares Russell Top 200 Value ETF	March 31
iShares S&P 100 ETF	March 31
iShares S&P 500 Growth ETF	March 31
iShares S&P 500 Value ETF	March 31
iShares S&P Mid-Cap 400 Growth ETF	March 31
iShares S&P Mid-Cap 400 Value ETF	March 31
iShares S&P Small-Cap 600 Growth ETF	March 31
iShares S&P Small-Cap 600 Value ETF	March 31
iShares U.S. Preferred Stock ETF	March 31
iShares Aggressive Allocation ETF	July 31
iShares China Large-Cap ETF	July 31
iShares Conservative Allocation ETF	July 31
iShares Core MSCI EAFE ETF	July 31
iShares Core MSCI Europe ETF	July 31
iShares Core MSCI Pacific ETF	July 31
iShares Core MSCI Total International Stock ETF	July 31
iShares Currency Hedged MSCI EAFE ETF	July 31
iShares FTSE China ETF	July 31
iShares Growth Allocation ETF	July 31
iShares Moderate Allocation ETF	July 31
iShares Morningstar Multi-Asset Income ETF	July 31
iShares MSCI ACWI ETF	July 31
iShares MSCI ACWI ex U.S. ETF	July 31
iShares MSCI All Country Asia ex Japan ETF	July 31
iShares MSCI All Country Asia ex Japan Small-Cap ETF	July 31
iShares MSCI All Country Asia Information Technology ETF	July 31
iShares MSCI Asia ex Japan Minimum Volatility ETF	July 31
iShares MSCI EAFE ETF	July 31

iShares MSCI EAFE Growth ETF	July 31
iShares MSCI EAFE Minimum Volatility ETF	July 31
iShares MSCI EAFE Small-Cap ETF	July 31
iShares MSCI EAFE Value ETF	July 31
iShares MSCI Emerging Markets Financials ETF	July 31
iShares MSCI Emerging Markets Materials ETF	July 31
iShares MSCI Europe Financials ETF	July 31
iShares MSCI Europe Minimum Volatility ETF	July 31
iShares MSCI Europe Small-Cap ETF (formerly iShares Developed Small-Cap ex North America ETF)	July 31
iShares MSCI Far East Financials ETF	July 31
iShares MSCI Japan Minimum Volatility ETF	July 31
iShares MSCI Kokusai ETF	July 31
iShares MSCI Qatar Capped ETF	July 31
iShares MSCI UAE Capped ETF	July 31
iShares MSCI USA Minimum Volatility ETF	July 31
iShares MSCI USA Momentum Factor ETF	July 31
iShares MSCI USA Quality Factor ETF	July 31
iShares MSCI USA Size Factor ETF	July 31
iShares MSCI USA Value Factor ETF	July 31
iShares North American Natural Resources ETF	July 31
iShares North American Tech ETF	July 31
iShares North American Tech-Multimedia Networking ETF	July 31
iShares North American Tech-Software ETF	July 31
iShares NYSE 100 ETF	July 31
iShares NYSE Composite ETF	July 31
iShares PHLX Semiconductor ETF	July 31
iShares Target Date 2010 ETF	July 31
iShares Target Date 2015 ETF	July 31
iShares Target Date 2020 ETF	July 31
iShares Target Date 2025 ETF	July 31
iShares Target Date 2030 ETF	July 31
iShares Target Date 2035 ETF	July 31
iShares Target Date 2040 ETF	July 31
iShares Target Date 2045 ETF	July 31
iShares Target Date 2050 ETF	July 31
iShares Target Date Retirement Income ETF	July 31
iShares Currency Hedged MSCI EMU ETF	August 31
iShares Currency Hedged MSCI Germany ETF	August 31
iShares Currency Hedged MSCI Japan ETF	August 31

iShares MSCI All Peru Capped ETF	August 31
iShares MSCI Australia Small-Cap ETF	August 31
iShares MSCI Brazil Small-Cap ETF	August 31
iShares MSCI Canada Small-Cap ETF	August 31
iShares MSCI China ETF	August 31
iShares MSCI China Small-Cap ETF	August 31
iShares MSCI Denmark Capped ETF	August 31
iShares MSCI Emerging Markets Latin America ETF	August 31
iShares MSCI Finland Capped ETF	August 31
iShares MSCI Germany Small-Cap ETF	August 31
iShares MSCI Hong Kong Small-Cap ETF	August 31
iShares MSCI India ETF	August 31
iShares MSCI India Small-Cap ETF	August 31
iShares MSCI Indonesia ETF	August 31
iShares MSCI Ireland Capped ETF	August 31
iShares MSCI New Zealand Capped ETF	August 31
iShares MSCI Norway Capped ETF	August 31
iShares MSCI Philippines ETF	August 31
iShares MSCI Poland Capped ETF	August 31
iShares MSCI Singapore Small-Cap ETF	August 31
iShares MSCI United Kingdom Small-Cap ETF	August 31
iShares 0-5 Year High Yield Corporate Bond ETF	October 31
iShares 0-5 Year Investment Grade Corporate Bond ETF	October 31
iShares 0-5 Year TIPS Bond ETF	October 31
iShares 1-3 Year International Treasury Bond ETF	October 31
iShares Aaa - A Rated Corporate Bond ETF	October 31
iShares B - Ca Rated Corporate Bond ETF	October 31
iShares Baa - Ba Rated Corporate Bond ETF	October 31
iShares CMBS ETF	October 31
iShares Core GNMA Bond ETF	October 31
iShares Core Short-Term USD Bond ETF	October 31
iShares Core Total USD Bond Market ETF	October 31
iShares Core U.S. Treasury Bond ETF	October 31
iShares Emerging Markets Corporate Bond ETF	October 31
iShares Emerging Markets High Yield Bond ETF	October 31
iShares Emerging Markets Local Currency Bond ETF	October 31
iShares Financials Bond ETF	October 31
iShares Floating Rate Bond ETF	October 31
iShares Global ex USD High Yield Corporate Bond ETF	October 31
iShares Global High Yield Corporate Bond ETF	October 31

iShares Global Inflation-Linked Bond ETF	October 31
iShares iBonds Dec 2016 Corporate ETF	October 31
iShares iBonds Dec 2018 Corporate ETF	October 31
iShares iBonds Mar 2016 Corporate ETF	October 31
iShares iBonds Mar 2016 Corporate ex-Financials ETF	October 31
iShares iBonds Mar 2018 Corporate ETF	October 31
iShares iBonds Mar 2018 Corporate ex-Financials ETF	October 31
iShares iBonds Mar 2020 Corporate ETF	October 31
iShares iBonds Mar 2020 Corporate ex-Financials ETF	October 31
iShares iBonds Mar 2023 Corporate ETF	October 31
iShares iBonds Mar 2023 Corporate ex-Financials ETF	October 31
iShares Industrials Bond ETF	October 31
iShares International Inflation-Linked Bond ETF	October 31
iShares International Treasury Bond ETF	October 31
iShares J.P. Morgan USD Emerging Markets Bond ETF	October 31
iShares TIPS Bond ETF	October 31
iShares Treasury Floating Rate Bond ETF	October 31
iShares Utilities Bond ETF	October 31
iShares Yield Optimized Bond ETF	October 31